

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 20, 2009

VIA US MAIL
Mr. Perry Law
Chief Executive Officer and Chief Financial Officer
Smart-Tek Solutions Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502

       Re: Smart-Tek Solutions Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2009
          Filed October 13, 2009
          File No. 0-29895

Dear Mr. Law:

       We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2009

Recent Corporate Developments, page 3

1. Refer to the second, sixth, and eighth developments as listed hereunder.

    - We note that you paid a commission in the form of 45,000,000 shares of your stock to Mr. Brian Bonar. Tell us in detail how he earned the commission and how he achieved certain milestones for annualized sales as set forth in the marketing agreement between him and the Company.
    - Tell us the nature of your debt to seven subscribers and how you accounted for the debt settlement through the issuance of 23,866,535 shares of your common stock.

<u>6. Shareholder Loans, page F-12</u>
<u>7. Loans payable, page F-12</u>

2. Please expand your disclosures to describe the reasons for the increase in the outstanding balances of the above-captioned loans. In this regard, we note that you did not report related cash proceeds in the Statements of Cash Flows.

<u>Item 9A(T) Controls and Procedures page 17</u>

3. Please amend your filing to state, if true:

- that the Company's management, including the Company's principal executive officer and principal financial officer concluded that disclosure controls and procedures were *effective* as of June 30, 2009.
- that your Chief Executive Officer and Chief Financial Officer concluded that your internal control over financial reporting were effective *as of June 30, 2009*.

* * * *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Perry Law
Smart-Tek Solutions Inc.
November 20, 2009
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director